Exhibit 1

Oi S.A.-In Judicial Reorganization

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Oi S.A.- In Judicial Reorganization (“Oi” or “ Company”), pursuant to Article 12 of CVM Instruction 358/02, informs that it received correspondence from SOCIÉTÉ MONDIALE INVESTMENT FUND SHARES, with the information that follows below transcribed:

“Dear Sir,

01. SOCIÉTÉ MONDIALE FUNDO DE INVESTIMENTO EM AÇÕES, registered under corporate taxpayers’ registry No. 20.588.268/0001-01 (the “Shareholder”), represented by its manager BRIDGE ADMINISTRADORA DE RECURSOS LTDA., registered under corporate taxpayers’ registry No. 11.010.779/001-42, in response to the clarification request dated July 12, 2016 (the “Clarification Request”), hereby, informs the following:

02. The Clarification Request demanded (i) confirmation of the common and preferred shareholdings of shares issued by Oi S.A. (“Oi” or the “Company”) held to-date by the Shareholder and (ii) clarification regarding the lack of notice to the Company regarding the change in shareholdings held by the Shareholder within the period between the notice dated June 14, 2016 and the notice of July 7, 2016.

03. Firstly, the Shareholder clarifies that, to-date, it holds 46,820,800 common shares and 7,934,624 preferred shares issued by Oi, representing 7.01% of the Company’s common shares and 5.03% of the Company’s preferred shares, respectively, representing an aggregate total of 6.63% of the Company’s capital stock.

04. On June 14 and July 7, 2016, the Shareholder notified the Company of the acquisition of a relevant shareholding, pursuant to the governing law, and informed that there was no significant change in the shareholdings of the Shareholder between the aforementioned notices.

05. Furthermore, the Shareholder clarifies that the events that occurred after the notice to the market dated June 14, 2016 do not represent, together or in isolation, relevant variations to justify a need for the communication established in Article 12, paragraph 1 of CVM Instruction No. 358.

06. However, if the Company believes there is a need to disclose information on all milestones of share interest, represented by percentages and absolute numbers, the Shareholder will begin to observe the Company’s interpretation of the legal rule.

07. Finally, the Shareholder takes this opportunity to clarify that the request to convene the Extraordinary General Meeting, submitted on July 7, 2016, was on an individual basis. The choice for the appointed names to integrate the Company’s Board of Directors was made by the Shareholder, without the interference or participation of other Company investors.

08. The Shareholder does not have or represent the common interest of any other shareholder or group of the Company’s shareholders, nor has it signed any type of shareholders’ agreement, including voting rights agreement, which discusses shareholdings of Oi’s capital stock or the decisions to be resolved at the Company’s upcoming General Meetings.

09. For the reasons set forth above, the Shareholder hopes to have clarified the points raised by you and is available for any other necessary clarifications.

Sincerely,

SOCIÉTÉ MONDIALE FUNDO DE INVESTIMENTO EM AÇÕES

represented by its manager BRIDGE ADMINISTRADORA DE RECURSOS LTDA.”

Rio de Janeiro, July 15, 2016.

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer